SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 26, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑ No: ☒

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑ No: ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ❑ No: ☒

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-                )

The Form 6-K submitted by the Registrant on August 2, 2004 (enclosing France Telecom’s unaudited consolidated financial statements, and the related notes thereto, for the six-month periods ended June 30, 2004 and 2003, and at June 30, 2004) shall be deemed filed with the Securities and Exchange Commission and shall be incorporated by reference into the Registration Statements on Form S-8 (Registration No. 333-114841) filed by France Telecom under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by France Telecom under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2004	FRANCE TELECOM

	By:	/s/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information